Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Dr. Reddy’s Laboratories Limited
7-1-27 Ameerpet,
Hyderabad 500 016
India
August 08, 2005
Dear Sirs
Consent of Independent Registered Public Accounting Firm
We consent to incorporation by reference in the registration statements (No.333-110861 and No. 333-101013) on Form S-8 of Dr. Reddy’s Laboratories Limited and subsidiaries of our report dated May 6, 2005, relating to the consolidated balance sheets of Dr. Reddy’s Laboratories Limited and subsidiaries as of March 31, 2005, and 2004, and the related consolidated statements of operation, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended March 31, 2005, which report appears in the annual report on Form 20-F of Dr. Reddy’s Laboratories Limited and subsidiaries.
Yours faithfully
KPMG
Hyderabad, India